Via Facsimile and U.S. Mail
Mail Stop 6010

January 29, 2007

Mr. Carl J. Johnson
President and Chief Executive Officer
Matrixx Initiatives, Inc.
4742 N. 24th Street
Suite 455
Phoenix, AZ 85016

      Re: Matrixx Initiatives, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 1-31404

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief
              Accountant